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                                   EXHIBIT 4.1

DAY CAMPBELL & MCGILL
3070 Bristol Street
Suite 650
Costa Mesa, California 92626
Tel: 714/556-7716
Fax:  714/556-7923

May 20, 1996

PRIVILEGED AND CONFIDENTIAL

Rich Lull
President
PenUltimate, Inc.
19000 MacArthur Blvd., Suite 620
Irvine, California 92715

          Re:  RETAINER OF DAY CAMPBELL & MCGILL AS LEGAL COUNSEL

Dear Rich:

          The purpose of this letter is to furnish you and this firm with a written memorandum of the terms and conditions under which Day Campbell & McGill has been retained by and will undertake to provide legal services to PenUltimate, Inc. (the "Company") regarding advice in connection with its reverse acquisition of PenWare, Inc. The attorney-client relationship must be one of mutual trust and confidence. In order to ensure this, we feel it is important that the basis of our representation be clearly spelled out and understood. We encourage you to feel free to discuss and raise questions about any matters related to our representation, including billing arrangements.

          Our firm and the Company have agreed to the following fee arrangement which will be applicable to our representation of the Company this matter:

          1. Our normal billing practice is to base legal fees primarily (subject to the next paragraph) upon the amount of time devoted to a matter at the hourly rates for the attorneys and other personnel (such as paralegal assistants) involved in the projects. Our rates for attorneys are $265 and the average hourly rate for paralegals is $65. On the basis of the work performed and

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to be performed on this matter, however, we have agreed that our fees shall be
$50,000 in cash and $75,000 in stock valued at $.03 per share, such stock to be registered on Form S-8.

          2. In addition to our fees, we request that our clients defray certain other costs and expenses which we incur during the period of their representation. These expenses include, but are not limited to, the following: filing fees with government offices, mileage, actual expenses away from our office on our client's business, long-distance telephone calls, photocopying charges, word processing fees, secretarial overtime, and the cost of producing or reproducing any photographs, documents, or other physical items necessary for the preparation or presentation of your matter.

               In the event of a disagreement over this contract the parties agree to submit the matter to binding arbitration before the Orange County Bar Association.

          I apologize for the formal tone of this letter, but our experience is that a detailed engagement letter such as this promotes a better understanding between our clients and the firm. If this letter is satisfactory to you, please sign and return the enclosed acknowledgment copy of this letter at your earliest convenience. Again, we are extremely pleased with the opportunity to work with you and look forward to a rewarding relationship.

                                        Very truly yours,

                                        DAY CAMPBELL & McGILL



AGREED AND ACCEPTED THIS ___________ DAY OF ___________, 1996

__________________________

By:____________________